J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

May 6, 2025

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan

Flexible Debt ETF (the “Fund”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 469

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on April 25, 2025, with respect to the Fund’s filing made on February 18, 2025. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

PROSPECTUS

Fees and Expenses of the Fund

2.	Comment: Please supplementally provide us with the fee table before filing.

Response: The completed fee tables will be updated in the filings made pursuant to Rule 485(b) and will be emailed to you prior to the effectiveness of the Rule 485(b) PEA.

“What are the Fund’s Main Investment Strategies?” Section

3.

Comment: The staff notes that the Fund intends to invest in loan assignments and participations. We are aware that some type of loans contain transfer restrictions, longer settlement cycles, and are less liquid and/or harder to value. Please disclose additional information about the types of loans the Fund anticipates investing in and address your ability to comply with applicable requirements, including the Liquidity Rule. Depending on your response, please consider the need for enhanced disclosure about the types of loans the Fund will invest in and their related risks.

Response: The Fund believes that the relevant risks of the Fund’s exposure to loan assignments and participations, including risks related to transfer restrictions, longer settlement cycles and illiquidity are appropriately disclosed to Fund investors in “High Yield Securities and Loan Risk” tile in “The Fund’s Main Investment Risks” section and respectfully decline to make any changes to this disclosure at this time.

4.

Comment: The disclosure notes that “Investment in distressed debt is not a principal investment strategy of the Fund.” Please limit the Item 4 disclosure to principal investment strategies, in accordance with Form N-1A.

Response: The requested change will be made.

5.	Comment: The disclosure states that:

In buying and selling investments for the Fund, the adviser uses an opportunistic strategy and uses both security selection and derivatives to allocate its investments among strategies and sectors. For each strategy/sector, dedicated sector specialists provide security research and recommendations to the lead portfolio managers. Buy and sell decisions are based on fundamental, quantitative and technical research.

Briefly discuss the types of analysis and data that the adviser uses to select individual securities. For example, what types of opportunities is it seeking and how does the adviser identify such opportunities?

Response: We will make the underlined edits below in response to the comment.

In buying and selling investments for the Fund, the adviser uses a flexible, benchmark agnostic strategy to make investments that the adviser believes will perform well over time, and uses both top-down macro views and bottom-up security selection to allocate its investments among strategies and sectors, including through the use of bonds and derivative instruments. For each strategy/sector, dedicated sector specialists provide security research and recommendations to the lead portfolio managers. Buy and sell decisions are based on fundamental, quantitative and technical research, including, but not limited to, analyzing individual securities and market sectors and monitoring positive and negative credit developments.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-270-8230 or email him at zach.vonnegut-gabovitch@jpmorgan.com.

Sincerely,

Zach Vonnegut-Gabovitch

Assistant Secretary

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